                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                              SCHEDULE 13E-4
                             (AMENDMENT NO. 2)
                       ISSUER TENDER OFFER STATEMENT
                    (PURSUANT TO SECTION 13(e)(1) OF THE
                       SECURITIES EXCHANGE ACT OF 1934)

                       FIRST OTTAWA BANCSHARES, INC.
                              (Name of Issuer)

                       FIRST OTTAWA BANCSHARES, INC.
                   (Name of Person(s) Filing Statement)

                  Common Stock, par value $1.00 per share
                      (Title of Class of Securities)

                                 335876108
                  (CUSIP Number of Class of Securities)

                              Joachim J. Brown
                           Chief Executive Officer
                         First Ottawa Bancshares, Inc.
                        701 LaSalle Street, P.O. Box 657
                           Ottawa, Illinois  61350
                              (815) 434-0044
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of Person(s) Filing Statement)

                                  COPIES TO:

                             Steven J. Gavin, Esq.
                               Winston & Strawn
                              35 West Wacker Drive
                            Chicago, Illinois  60601

                              December 6, 1999
            (Date Tender Offer First Published, Sent or Given to
                              Security Holders)

                          CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Transaction Value:*                   | Amount of Filing Fee:*
-------------------------------------------------------------------------------
$4,999,983                            | $1,000
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

-------------

 * Calculated solely for the purpose of determining the filing fee, based upon the purchase of 87,719 shares at the tender offer price of $57.00 per share.

/x/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

                          Amount Previously Paid:  $1,000
                   Filing Party:  First Ottawa Bancshares, Inc.
                    Form or Registration No.:   Schedule 13E-4
                         Date Filed:  December 6, 1999


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     This Amendment No. 2 - Final Amendment (the "Final Amendment") amends and supplements and constitutes the final amendment to the Issuer Tender Offer Statement on Schedule 13E-4 originally filed on December 6, 1999 (the "Schedule 13E-4") by First Ottawa Bancshares, Inc., a Delaware corporation (the "Company"), with respect to the offer by the Company to purchase up to 87,719 shares (or such lesser number of shares as are properly tendered) of its common stock, par value $1.00 per share (the "Shares"), 750,000 of which Shares were outstanding as of December 3, 1999, at a price, net to the seller in cash, without interest thereon, of $57.00 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 6, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed with the
Schedule 13E-4 as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1.  SECURITY AND ISSUER.

    Item 1 is hereby amended and supplemented to add the following:

    The offer terminated at 12:00 midnight, Eastern time, on Thursday, January 20, 2000.

ITEM 8.  ADDITIONAL INFORMATION.

         On January 27, 2000, the Company issued the press release included herein as Exhibit (a)(8) and incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

   (a)(1)   Form of Offer to Purchase, dated December 6, 1999.*

   (a)(2)   Form of Letter of Transmittal.*

   (a)(3) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

   (a)(4) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (including the Instruction Form).*

   (a)(5) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

   (a)(6) Form of Letter to Stockholders of the Company, dated December 6, 1999, from Joachim J. Brown, Chief Executive Officer of the Company.*

   (a)(7)   Press Release, dated January 11, 2000.*

   (a)(8)   Press Release, dated January 27, 2000.

   (b)      Not applicable.

   (c)      Not applicable.

   (d)      Not applicable.

   (e)      Not applicable.

   (f)      Not applicable.

-------------
   * Previously filed.


                                  -2-
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                               SIGNATURE
                               ---------

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                       FIRST OTTAWA BANCSHARES, INC.


                                       By: /s/ Joachim J. Brown
                                          ----------------------------
                                          Joachim J. Brown,
                                          Chief Executive Officer



Dated:  January 27, 2000


                                  -3-
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                             EXHIBIT INDEX



 EXHIBIT
 NUMBER       DESCRIPTION
 --------     ------------

   (a)(1)     Form of Offer to Purchase, dated December 6, 1999.*

   (a)(2)     Form of Letter of Transmittal.*

   (a)(3) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

   (a)(4) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (including the Instruction Form).*

   (a)(5) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

   (a)(6) Form of Letter to Stockholders of the Company, dated December 6, 1999, from Joachim J. Brown, Chief Executive Officer of the Company.*

   (a)(7)     Press Release, dated January 11, 2000.*

   (a)(8)     Press Release, dated January 27, 2000.

   (b)        Not applicable.

   (c)        Not applicable.

   (d)        Not applicable.

   (e)        Not applicable.

   (f)        Not applicable.

----------
   * Previously filed.